Exhibit 99.7

ARCHER LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
SEPTEMBER 23, 2011

NOTICE IS HEREBY given that the Annual General Meeting of the Shareholders of Archer Limited (the “Company”) will  be held on September 23, 2011 at 10:00 a.m., at the Elbow Beach Hotel, 60 South Shore Road, Paget PG04, Bermuda for  the following purposes, all of which are more completely set forth in the accompanying information statement:

To receive and adopt the audited consolidated financial statements of the Company for the period ended December 31, 2010.

To consider the following Company proposals:

1.	To re-elect Saad Bargach as a Director of the Company.

2.	To re-elect Fredrik Halvorsen as a Director of the Company.

3.	To re-elect Tor Olav TrØim as a Director of the Company.

4.	To re-elect Kate Blankenship as a Director of the Company.

5.	To re-elect Cecilie Fredriksen as a Director of the Company.

6.	To re-elect Alejandro P. Bulgheroni as a Director of the Company.

7.	To re-elect Giovanni Dell’Orto as a Director of the Company.

8.	To re-elect John Reynolds as a Director of the Company.

9.	To re-appoint PricewaterhouseCoopers AS, as auditor and to authorize the Directors to determine their remuneration.

10.	To approve the remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$700,000 for the year ended December 31, 2011.

By Order of the Board of Directors

Georgina Sousa
Secretary

Dated: July 29, 2011. Notes:

1.
The Board of Directors has fixed the close of business on July 19, 2011, as the record date for the determination of the shareholders entitled to attend and vote at the Annual General Meeting or any adjournment thereof.

2.
No Shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company Secretary, to reach the Registered Office by not later than 48 hours before the time for holding the meeting.

3.	A Form of Proxy is enclosed for use in connection with the business set out above.

4.	Each of the resolutions set out above is an Ordinary Resolution, approval of which will require the affirmative vote of a majority of the votes cast.

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE “MEETING”) OF ARCHER LIMITED TO BE HELD ON SEPTEMBER 23, 2011.

PRESENTATION OF FINANCIAL STATEMENTS

In accordance with Section 84 of the Companies Act 1981 of Bermuda, the audited consolidated financial statements of the Company for the period ended December 31, 2010 will be presented at the Meeting. These statements have been approved by the Directors of the Company. There is no requirement under Bermuda law that such statements be approved by the shareholders, and no such approval will be sought at the Meeting.

The Company’s audited consolidated financial statements are available on its website at www.archerwell.com.

COMPANY PROPOSALS

PROPOSALS 1, 2, 3, 4, 5, 6, 7 AND 8 - ELECTION OF DIRECTORS

The Board has nominated the eight persons listed below for selection as Directors of the Company. All nominees  are presently members of the Board of Directors. As provided in the Company’s By-laws, each Director is elected at each Annual General Meeting of Shareholders and shall hold office until the next Annual General Meeting following his or her election or until his or her successor is elected.

Nominees For Election To The Company’s Board Of Directors

Information concerning the nominees for Directors of the Company is set forth below:

Name	Age	Director Since	Position with the Company

Saad Bargach	53	2011	Director and Chairman of the Board

Fredrik Halvorsen	37	2010	Director and Deputy Chairman of the Board

Tor Olav Trøim	48	2007	Director

Kate Blankenship	46	2007	Director and Audit Committee member

Cecilie Fredriksen	27	2008	Director

Alejandro P. Bulgheroni	67	2011	Director

Giovanni Dell’Orto	66	2011	Director

John Reynolds	41	2011	Director and Audit Committee member

Saad Bargach has served as Chairman of the Board and a Director of the Company since February 2011, following the merger with Allis-Chalmers. Prior to the merger, Mr. Bargach served as a director of Allis-Chalmers from June 2009 to February 2011. Mr. Bargach is a Managing Director at Lime Rock Partners (“Lime Rock”). Prior to joining Lime Rock, Mr. Bargach was employed by Schlumberger Limited (“Schlumberger”) for more than 25 years where he served as Chief Information Officer and, from July 2004 until March 2006, as President, Well Completions & Productivity Group, which included Artificial Lift (REDA), Completions (CAMCO), Testing (FLOPETROL) and Subsea and Sand Management Services. During his career at Schlumberger, Mr. Bargach also served as President of Consulting & Systems Integration for Schlumberger Sema in several European locations; as President of the Drilling and Measurements division with worldwide  responsibility for drill bits, directional drilling, measurements-while-drilling and logging-while-drilling services; and as the Cairo-based President, Oilfield Services for Africa and the Near East. Mr. Bargach has a bachelor’s degree in electrical engineering and a master’s degree in control systems. He is also a member of the Board of the American Productivity and Quality Center and currently serves on the board of directors of Gas2 Limited, an Aberdeen-based oil service technology company, Tiway Oil, a Dubai-based oil and gas producing company, Expert Petroleum, a Bucharest-based production enhancement company, ITS International Tubular Services, an Aberdeen-based oilfield services global company, Omni Oil Technology Holdings Limited, a Dubai-based oilfield services technology company and Xtreme Oil Drilling, an Alberta-based oil services technology provider.

Fredrik Halvorsen has served as Deputy Chairman of the Board since February 2011 and as a director of the Company since October 2010. Mr. Halvorsen is a director of Deep Sea Supply Plc., where he has served since October 2010. Mr. Halvorsen is currently employed by Frontline Corporate Services Ltd. Prior to joining Frontline, Mr. Halvorsen served as CEO of Tandberg ASA, as Senior Vice-President of Cisco Systems Inc., and as the leader of McKinsey & Company’s South East Asia Corporate Finance Practice. Mr. Halversen graduated from the Norwegian School of Economics and Business Administration with a degree in business administration and from the J. L. Kellogg Graduate School of Management with a master’s degree in finance.

Tor Olav Trøim has served as a Director of the Company since its incorporation in August 2007. From August 2007 to February 2011, Mr. Trøim also served as Deputy Chairman of the Company. Mr. Trøim is Vice-President and a director of Seadrill Limited (“Seadrill”), where he has served since May 2005. Mr. Trøim graduated as M.Sc. Naval Architect from the University of Trondheim, Norway in 1985. From 1987 to 1990, Mr. Trøim served as Portfolio Manager Equity in Storebrand ASA and, from 1992 to 1995, he was Chief Executive Officer of the Norwegian Oil Company DNO AS. Chief Executive Officer for the Norwegian Oil Company DNO AS. Mr. Trøim serves as a director of three other Oslo Stock Exchange listed companies, Golden Ocean Group Limited, Aktiv Kapital ASA and Marine Harvest ASA. Mr. Trøim served as a director of  Frontline Ltd., from November 1997 until February 2008. He also has acted as Chief Executive Officer for Knightsbridge Tankers Limited, a Bermuda company listed on the Nasdaq Global Select Market, until September 2007 and for Golar LNG Limited until April 2006.

Kate Blankenship has served as a Director and Audit Committee member of the Company since its incorporation in August 2007. Mrs. Blankenship has also served as a director of Seadrill since 2005 and as a director of Frontline Ltd. , since 2004. Mrs. Blankenship joined Frontline Ltd., in 1994 and served as its Chief Accounting Officer and Secretary until October 2005. Mrs. Blankenship has been a director of Ship Finance International Limited since October 2003. Mrs. Blankenship has also served as a director of Independent  Tankers Corporation Limited since February 2008, Golar LNG Limited since July 2003 and Golden Ocean Group Limited since November 2004. Mrs. Blankenship served as Chief Financial Officer of Knightsbridge Tankers Limited from April 2000 to September 2007 and as its Secretary from December 2000 to March 2007.   She is a member of the Institute of Chartered Accountants of England and Wales.

Cecilie Astrup Fredriksen has served as a Director of the Company since September 2008. Ms. Fredriksen is currently employed by Frontline Corporate Services in London, where she has served as an investment director since 2007. Her responsibilities include providing the group with strategic and investment advice in addition to administrative day-to-day services. Mr. Fredriksen has been a director of Aktiv Kapital ASA since 2006, Golden Ocean Group Limited since September 2008 and Ship Finance International Limited, since November 2008 and Frontline Ltd., since September 2010. Mr. Fredriksen also serves as a director of Marine Harvest ASA and Marine Harvest Ireland and has been a director of Northern Offshore Ltd., since February 2010. She received a BA in Business and Spanish from the London Metropolitan University in 2006.

Alejandro P. Bulgheroni has served as a Director of the Company since February 2011, following the merger with Allis-Chalmers. Prior to the merger, Mr. Bulgheroni was a director of Allis-Chalmers from August 2006 to February 2011. Mr. Bulgheroni has served as the Chairman of the Management Committee of Pan American Energy LLC, an oil and gas company, since November 1997. He also served as the Chairman of Bridas SAPIC from 1988 until 1997. Mr. Bulgheroni has served as Vice-Chairman and Executive Vice-President of Bridas Corporation since 1993, where he is also a director. He also serves as Chairman, President and CEO of Associated Petroleum Investors Ltd., an international oil and gas holding company, as Chairman and President of Global Oilfield Holdings Ltd., as Chairman of Beusa Energy, Inc., and as President and CEO of Nuevo Manantial S.A. and Agroland S.A. Mr. Bulgheroni is member of the Petroleum and Gas Argentine Institute and of the Society of Petroleum Engineers (USA), Vice-President of the Argentine Chamber of Hydrocarbons Producers, Vice-President of the Argentine-Uruguayan Chamber of Commerce, Counselor of the Argentine Business Council for Sustainable Development and Vice-President of the Educando Foundation (Argentina). Mr. Bulgheroni is a graduate of the University of Buenos Aires with a degree in industrial engineering.

Giovanni Dell’Orto has served as a Director of the Company since February 2011, following the merger with Allis-Chalmers. Prior to the merger, Mr. Dell’Orto served as a director of Allis-Chalmers from June 2009 to February 2011. Mr. Dell’Orto was President and Chief Executive Officer of D LS Drilling , Logistics and Services Corporation (then a subsidiary of Bridas Corporation) from 1994 to August 2006. Following Allis-Chalmers’ purchase of D LS, he served as Vice Chairman of D LS Argentina Limited. He is a member of the board of directors and the executive committee of Energy Developments and Investments Corporation (EDIC), supervising EDIC’s gas marketing activities in Europe and other upstream projects in North Africa. He is also a non-executive member of the board of directors of Gas Plus S.p.a., an Italian company listed on the Milan Stock Exchange. Prior to joining Bridas and D LS in 1994, he worked for 23 years with ENI in Italy, holding various positions. Mr. Dell’Orto has also served as the Chairman and CEO of Saipem and is a former member of the board of directors of ENI, Agip and Snam.

John Reynolds has served as a Director and Audit Committee member of the Company since February 2011, following the merger with Allis-Chalmers. Prior to the merger, Mr. Reynolds was a director of Allis-Chalmers from June 2009 to February 2011. Mr. Reynolds co-founded Lime Rock Partners in 1998, where he is currently a Managing Director. Mr. Reynolds remains an active member of the Lime Rock investment team, investigating primarily energy service investment opportunities worldwide. Prior to co-founding Lime Rock, Mr. Reynolds worked at Goldman Sachs where he spent six years in the Investment Research Department and had senior analyst responsibility for global oil service sector research and was one of the top-rated analysts in the sector. He currently serves on the board of directors of Tesco Corporation, EnerMech, Ltd., Revelation Energy Holdings, LLC, Omni Oil Technology Holdings Limited and VEDCO Holdings, Inc. He previously served on the board of directors of Hercules Offshore, Inc., Eastern Drilling ASA, IPEC, Ltd., Noble Rochford Drilling, Ltd., Patriot Drilling, Roxar ASA, Sensa, Ltd., and Torch Offshore Inc. Mr. Reynolds is a graduate of Bucknell University, where he received his B.A.

PROPOSAL 9 — RE-APPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the Board will ask the shareholders to approve the re-appointment of PricewaterhouseCoopers  AS, as the Company’s independent auditors and to authorise the Board of Directors to determine the auditors’ remuneration.

Audit services provided by PricewaterhouseCoopers AS include the examination of the consolidated financial statements of the Company and its subsidiaries.

PROPOSAL 10 — TO APPROVE DIRECTORS’ FEES

At the Meeting, the Board will ask that shareholders to approve the remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$700,000 for the year ended December 31, 2011.

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the Annual General Meeting other than that stated in the Notice of Annual General Meeting.

By Order of the Board of Directors

Georgina Sousa
Secretary

July 29, 2011 Hamilton, Bermuda

Archer Limited (the “Company”)
Form of Proxy for use at Annual General Meeting to be held on September 23, 2011.

I/We
(NAME IN BLOCK CAPITALS)

Of

being (a) holder(s) of .............................................Ordinary Shares of $2.00 each of the above-named Company on the record date of July 19, 2011, hereby appoint the duly appointed Chairman of the meeting or ............................................................................. to act as my/our proxy at the Annual General Meeting of the Company to be held on September 23, 2011, or at any adjournment thereof, and to vote on my/our behalf as directed below.

Please indicate with an X in the spaces provided how you wish your vote(s) to be cast on a poll. Should this card be returned duly signed, but without a specific direction, the proxy will vote for all Proposals.

Proposals		For	Against	Abstain
1.	To re-elect Saad Bargach as a Director of the Company.
2.	To re-elect Fredrik Halvorsen as a Director of the Company.
3.	To re-elect Tor Olav Trøim as a Director of the Company.
4.	To re-elect Kate Blankenship as a Director of the Company.
5.	To re-elect Cecilie Fredriksen as a Director of the Company.
6.	To re-elect Alejandro P. Bulgheroni as a Director of the Company.
7.	To re-elect Giovanni Dell’Orto as a Director of the Company.
8.	To re-elect John Reynolds as a Director of the Company.
9.	To re-appoint PricewaterhouseCoopers AS as auditor and to authorize the Directors to determine their remuneration.
10.	To approve the remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$700,000 for the year ended December 31, 2011.

Date………………......….  Signature ……………..........………………………………..

Notes:

1.	A Shareholder entitled to attend and vote at a meeting may appoint one or more proxies to attend and, on a poll, vote instead of him.
2.	Proxies appointed by a single Shareholder need not all exercise their vote in the same manner.
3.
In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority is determined by the order in which the names stand in the Register of Members.

4.	In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by a duly authorized officer or attorney.
5.
If it is desired to appoint by proxy any person other than the Chairman of the Meeting, his/her name should be inserted in the relevant place, reference to the Chairman deleted and the alteration initialed.

6.	This proxy should be completed and sent to the following address by not later than 48 hours before the time for holding the meeting:

Nordea Bank Norge ASA
Issuer Services
PO Box 1166 Sentrum
0107 Oslo, Norway
Fax: +47 22 48 49 90/ +47 22 48 63 49